UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GEOSPACE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Texas	001-13601	76-0447780
(State or other jurisdiction of incorporation or organization)	(Commission File umber)	(I.R.S. Employer Identification No.)

7007 Pinemont Drive Houston, Texas		77040-6601
(Address of principal executive offices)		(Zip Code)

Robert L. Curda

(713) 986-4444

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, ________.

Section 1 – Conflict Minerals Disclosure

Introduction

Geospace Technologies Corporation (“Geospace” or the “Company”, “we” or “us”, and other similar words) presents this Form SD Specialized Disclosure Report (“Form SD”) to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”) for the reporting year ended on December 31, 2025.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. “Conflict minerals” is defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products, excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

Company Overview

Geospace principally designs and manufactures seismic instruments and equipment.  We primarily market our seismic products to the oil and gas industry to locate, characterize and monitor hydrocarbon producing reservoirs.  We also market our seismic products to other industries for vibration monitoring, border and perimeter security and various geotechnical applications.  We also design and manufacture other products of a non-seismic nature, including smart water products, imaging equipment, offshore cables and provide contract manufacturing services.

The Company’s Smart Water segment emphasizes its targeted approach to growing its footprint in the water management industry. This business segment contains the highly successful Hydroconn® smart water connectivity offerings along with its Aquana products.

The Company’s Energy Solutions segment emphasizes its business in oil and gas land and marine exploration products, reservoir monitoring solutions, and incorporates energy solutions and microseismic monitoring. This segment also includes energy-related business from its SADAR® products and associated analytics.

The Company’s Intelligent Industrial segment emphasizes its industrial sensors products, electronic pre-press solutions, its defense and security applications and specialized contract manufacturing

Item 1.01 Conflict Minerals Disclosure and Report

(a)         The Company manufactures products for which conflict minerals are necessary to the functionality or production. Consequently, for those conflict minerals, Geospace has conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from a scrap or recycled source (as defined in Item 1.01(d)(6) of Form SD). Because Geospace also purchases pre-manufactured assemblies for integration into the products it manufactures, its RCOI was also directed toward suppliers of those assemblies.

Conflict Minerals Disclosure

(b)         The Company conducted a multi-step RCOI for the 2025 calendar year. First, the Company compiled a list of all suppliers that provided pre-manufactured assemblies or raw materials. The Company then requested that each of those suppliers complete a Conflict Mineral Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”). In the CMRT, suppliers were prompted to disclose whether their assemblies contain conflict minerals and, if so, the name of the smelter used to process the conflict minerals. Approximately 100% of suppliers provided a response.

For those supplier responses that indicated that their assemblies contain conflict minerals, not all suppliers had known smelters at the time of reporting or 100% reporting from their supply chain. For those suppliers that had known smelters and refiners, the Company then compared the smelters and refiners identified in those responses to the list of smelters that are complaint with the Conflict-Free Smelter Program audit protocols, as determined by RMI, which is published on RMI’s website. All smelters that were indicated as being located in the Covered Countries and which were indicated as having been used by the Company’s suppliers are included on RMI’s list of compliant smelters. Based on this information, Geospace has determined that it does not have reason to believe that any of its necessary conflict minerals may have originated in a Covered Country.

The information disclosed in this Form SD and the Company’s Conflict Minerals Policy may be found under the “Customer & Supplier Relations” section of the Company’s website at http://www.geospace.com.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GEOSPACE TECHNOLOGIES CORPORATION

Date: May 19, 2026
	By:	/s/ Robert L. Curda
Robert L. Curda
Executive Vice President, Chief Financial Officer and Secretary